Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Announces Preliminary Results for Hotel Operations in the Fourth Quarter and the Full Year of 2023

Singapore/Shanghai, China, January 22, 2024 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, “we” or “our”), a key player in the global hotel industry, today announced preliminary results for hotel operations in the fourth quarter (“Q4 2023”) and the full year ended December 31, 2023.

Business update

For our Legacy-Huazhu business, our RevPAR in Q4 2023 recovered to 120% of the 2019 level, supported by the sustained recovery in both leisure and business travel demand. Breaking down into each month, our RevPAR in October, November and December 2023 recovered to 120%, 117% and 123% of the 2019 levels, respectively. For the full year of 2023, our RevPAR reached 122% of the 2019 level. While the RevPAR growth in 2023 was primarily driven by ADR, we also experienced continuous recovery in the occupancy rate. With respect to the network expansion, we opened 460 hotels and closed 225 hotels in Q4 2023. We recorded a net increase of 852 hotels to our network in the full year of 2023.

For Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), RevPAR in Q4 2023 recovered to 111% of the 2019 level, and was marginally above the 2022 level mainly due to a higher ADR base experienced during the FIFA World Cup and the COP27 UN Climate Change Conference in Q4 2022.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q4 2023	Closed (2) in Q4 2023	Net added in Q4 2023	As of December 31, 2023	As of December 31, 2023
Leased and owned hotels	4	(5)	(1)	607	86,691
Manachised and franchised hotels	456	(220)	236	8,656	798,939
Total	460	(225)	235	9,263	885,630

(1)       Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2)       The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q4 2023, we temporarily closed 18 hotels for brand upgrade and business model change purposes.

	As of December 31, 2023
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,968	1,106
Leased and owned hotels	329	0
Manachised and franchised hotels	4,639	1,106
Midscale, upper-midscale hotels and others	4,295	1,955
Leased and owned hotels	278	9
Manachised and franchised hotels	4,017	1,946
Total	9,263	3,061

Operational hotels excluding hotels under requisition

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2022	2023	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	279	406	356	27.7%
Manachised and franchised hotels	236	314	276	17.1%
Blended	240	324	284	18.3%
Occupancy rate (as a percentage)
Leased and owned hotels	63.1%	87.8%	83.7%	+20.6 p.p.
Manachised and franchised hotels	66.6%	85.7%	80.1%	+13.5 p.p.
Blended	66.2%	85.9%	80.5%	+14.3 p.p.
RevPAR (in RMB)
Leased and owned hotels	176	356	298	69.4%
Manachised and franchised hotels	157	269	221	40.9%
Blended	159	278	229	43.8%

	For the quarter ended
	December 31,	December 31,	yoy
	2019	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	277	356	28.4%
Manachised and franchised hotels	223	276	24.1%
Blended	232	284	22.5%
Occupancy rate (as a percentage)
Leased and owned hotels	84.7%	83.7%	-1.1 p.p.
Manachised and franchised hotels	81.6%	80.1%	-1.5 p.p.
Blended	82.2%	80.5%	-1.7 p.p.
RevPAR (in RMB)
Leased and owned hotels	235	298	26.8%
Manachised and franchised hotels	182	221	21.8%
Blended	191	229	20.0%

Operational hotels excluding hotels under requisition

	For full year ended
	December 31,	December 31,	yoy
	2022	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	272	372	36.9%
Manachised and franchised hotels	231	290	25.3%
Blended	236	299	26.6%
Occupancy rate (as a percentage)
Leased and owned hotels	63.9%	82.8%	+18.9 p.p.
Manachised and franchised hotels	67.1%	80.8%	+13.8 p.p.
Blended	66.7%	81.1%	+14.4 p.p.
RevPAR (in RMB)
Leased and owned hotels	174	308	77.4%
Manachised and franchised hotels	155	234	51.0%
Blended	157	242	53.9%

	For full year ended
	December 31,	December 31,	yoy
	2019	2023	change
Average daily room rate (in RMB)
Leased and owned hotels	276	372	34.5%
Manachised and franchised hotels	224	290	29.1%
Blended	234	299	27.4%
Occupancy rate (as a percentage)
Leased and owned hotels	87.0%	82.8%	-4.1 p.p.
Manachised and franchised hotels	83.8%	80.8%	-2.9 p.p.
Blended	84.4%	81.1%	-3.3 p.p.
RevPAR (in RMB)
Leased and owned hotels	240	308	28.1%
Manachised and franchised hotels	188	234	24.6%
Blended	198	242	22.4%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of		ended		yoy	ended		yoy	ended		yoy
	December 31,		December 31,		change	December 31,		change	December 31,		change
	2022	2023	2022	2023		2022	2023		2022	2023	(p.p.)
Economy hotels	3,641	3,641	129	173	34.5%	184	212	14.9%	69.8%	81.7%	+11.9
Leased and owned hotels	318	318	134	209	56.6%	200	248	24.1%	66.8%	84.3%	+17.5
Manachised and franchised hotels	3,323	3,323	128	168	31.3%	182	206	13.3%	70.2%	81.3%	+11.1
Midscale, upper-midscale hotels and others	2,898	2,898	197	283	44.2%	302	351	16.0%	65.0%	80.8%	+15.8
Leased and owned hotels	250	250	223	370	66.0%	364	445	22.2%	61.3%	83.2%	+22.0
Manachised and franchised hotels	2,648	2,648	193	271	40.5%	294	337	14.4%	65.5%	80.5%	+14.9
Total	6,539	6,539	164	230	40.8%	243	283	16.7%	67.3%	81.2%	+13.9

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of December 31,		For the year ended December 31,		yoy change	For the year ended December 31,		yoy change	For the year ended December 31,		yoy change
	2022	2023	2022	2023		2022	2023		2022	2023	(p.p.)
Economy hotels	3,641	3,641	129	186	44.4%	180	225	25.1%	71.5%	82.5%	+11.0
Leased and owned hotels	318	318	135	225	65.9%	196	266	36.0%	69.2%	84.3%	+15.2
Manachised and franchised hotels	3,323	3,323	128	180	41.0%	178	219	23.2%	71.8%	82.2%	+10.4
Midscale, upper-midscale hotels and others	2,898	2,898	198	301	51.9%	304	369	21.7%	65.2%	81.4%	+16.2
Leased and owned hotels	250	250	219	381	74.0%	365	465	27.5%	60.1%	82.0%	+21.9
Manachised and franchised hotels	2,648	2,648	195	288	48.0%	295	354	20.1%	66.0%	81.3%	+15.3
Total	6,539	6,539	163	244	49.4%	239	298	24.6%	68.3%	81.9%	+13.6

Operating Results: Legacy-DH(3)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q4 2023	Closed in Q4 2023	Net added in Q4 2023	As of December 31, 2023(4)	As of December 31,2023	As of December 31,2023
Leased hotels	2	-	2	84	16,303	21
Manachised and franchised hotels	-	-	-	47	10,511	16
Total	2	-	2	131	26,814	37

(3)       Legacy-DH refers to DH.

(4)       As of December 31, 2023, a total of 2 hotels were temporarily closed due to repair work.

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2022	2023	2023	change
Average daily room rate (in EUR)
Leased hotels	114	113	118	3.1%
Manachised and franchised hotels	134	116	111	-17.3%
Blended	122	114	115	-5.9%
Occupancy rate (as a percentage)
Leased hotels	60.0%	71.4%	64.7%	+4.7 p.p.
Manachised and franchised hotels	58.3%	65.5%	62.6%	+4.3 p.p.
Blended	59.3%	69.0%	63.8%	+4.5 p.p.
RevPAR (in EUR)
Leased hotels	68	81	76	11.2%
Manachised and franchised hotels	78	76	69	-11.2%
Blended	72	79	73	1.3%

	For full year ended
	December 31,	December 31,	yoy
	2022	2023	change
Average daily room rate (in EUR)
Leased and owned hotels	110	115	4.6%
Manachised and franchised hotels	113	110	-3.2%
Blended	111	113	1.4%
Occupancy Rate (as a percentage)
Leased and owned hotels	56.0%	64.7%	+8.7 p.p.
Manachised and franchised hotels	56.4%	61.6%	+5.1 p.p.
Blended	56.2%	63.4%	+7.2 p.p.
RevPAR (in EUR)
Leased and owned hotels	61	74	20.9%
Manachised and franchised hotels	64	67	5.6%
Blended	62	71	14.5%

Hotel Portfolio by Brand

	As of December 31, 2023
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,984	407,657	1,121
HanTing Hotel	3,598	317,647	731
Hi Inn	471	24,431	180
Ni Hao Hotel	269	20,009	177
Elan Hotel	404	21,012	1
Ibis Hotel	226	22,659	17
Zleep Hotels	16	1,899	15
Midscale hotels	3,543	379,614	1,503
Ibis Styles Hotel	105	10,607	24
Starway Hotel	670	55,786	228
JI Hotel	2,116	244,175	936
Orange Hotel	652	69,046	315
Upper midscale hotels	704	98,508	397
Crystal Orange Hotel	183	23,664	119
CitiGO Hotel	35	5,308	4
Manxin Hotel	137	12,678	69
Madison Hotel	90	11,704	64
Mercure Hotel	164	25,803	58
Novotel Hotel	23	5,763	17
IntercityHotel(5)	63	12,219	64
MAXX(6)	9	1,369	2
Upscale hotels	137	21,046	69
Jaz in the City	3	587	1
Joya Hotel	7	1,234	-
Blossom House	63	2,791	56
Grand Mercure Hotel	10	2,039	2
Steigenberger Hotels & Resorts(7)	54	14,395	10
Luxury hotels	16	2,360	2
Steigenberger Icon(8)	9	1,847	2
Song Hotels	7	513	-
Others	10	3,259	6
Other hotels(9)	10	3,259	6
Total	9,394	912,444	3,098

(5)	As of December 31, 2023, 9 operational hotels and 53 pipeline hotels of IntercityHotel were in China.

(6)	As of December 31, 2023, 4 operational hotels and 2 pipeline hotels of MAXX were in China.

(7)	As of December 31, 2023, 11 operational hotels and 3 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(8)	As of December 31, 2023, 3 operational hotels and 1 pipeline hotel of Steigenberger Icon were in China.

(9)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of December 31, 2023, H World operated 9,394 hotels with 912,444 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of December 31, 2023, H World operates 11 percent of its hotel rooms under lease and ownership model, and 89 percent under manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.